UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 2)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .

Information furnished on this form

EXHIBIT

Exhibit Number	Description
1.	Correction to “SELECTED FINANCIAL INFORMATION for the Second Quarter (First Half) of Fiscal 2009 (Six months ended September 30, 2009) <Under Japanese GAAP>” furnished on Form 6-K on November 13, 2009

Note

Mizuho Financial Group, Inc. (the “Company”) furnished a Report of Foreign Private Issuer on Form 6-K with the Securities and Exchange Commission regarding its “SELECTED FINANCIAL INFORMATION for the Second Quarter (First Half) of Fiscal 2009 (Six months ended September 30, 2009) <Under Japanese GAAP>” on November 13, 2009 (the “Original Report”). The Company is furnishing this Form 6-K/A (Amendment No. 2) to make a correction to the Original Report on certain figure as shown in Exhibit 1 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 25, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President / CFO

Exhibit 1

Correction to “SELECTED FINANCIAL INFORMATION

For the Second Quarter (First Half) of Fiscal 2009

(Six months ended September 30, 2009)

<Under Japanese GAAP> ”

furnished on Form 6-K on November 13, 2009

•  Correction

The correction is underlined.

P. 3-6

2. Interest Margins (Domestic Operations)

Non-Consolidated

<Before correction>

			(%)
Aggregated Figures of MHBK and MHCB			First Half of Fiscal 2009	Change	First Half of Fiscal 2008
Return on Interest-Earning Assets		1	1.12	(0.19)	1.31
Return on Loans and Bills Discounted		2	1.45	(0.20)	1.65
Return on Securities		3	0.68	(0.19)	0.88
Cost of Funding (including Expenses)		4	0.97	(0.22)	1.19
Cost of Deposits and Debentures (including Expenses)		5	1.13	(0.14)	1.27
Cost of Deposits and Debentures		6	0.19	(0.15)	0.34
Cost of Other External Liabilities		7	0.39	(0.36)	0.75
Net Interest Margin	(1)-(4)	8	0.14	0.03	0.11
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.32	(0.05)	0.37
Loan and Deposit Rate Margin	(2)-(6)	10	1.25	(0.05)	1.30
_____________ * Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
* Deposits and Debentures include Negotiable Certificates of Deposit (“NCDs”).
(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted		11	1.61	(0.18)	1.79
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.48	(0.03)	0.51
Loan and Deposit Rate Margin	(11)-(6)	13	1.41	(0.02)	1.44

<After correction>

			(%)
Aggregated Figures of MHBK and MHCB			First Half of Fiscal 2009	Change	First Half of Fiscal 2008
Return on Interest-Earning Assets		1	1.12	(0.19)	1.31
Return on Loans and Bills Discounted		2	1.45	(0.20)	1.65
Return on Securities		3	0.68	(0.19)	0.88
Cost of Funding (including Expenses)		4	0.97	(0.22)	1.19
Cost of Deposits and Debentures (including Expenses)		5	1.13	(0.14)	1.27
Cost of Deposits and Debentures		6	0.19	(0.15)	0.34
Cost of Other External Liabilities		7	0.39	(0.36)	0.75
Net Interest Margin	(1)-(4)	8	0.14	0.03	0.11
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.32	(0.05)	0.37
Loan and Deposit Rate Margin	(2)-(6)	10	1.25	(0.05)	1.30
_____________ * Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). * Deposits and Debentures include Negotiable Certificates of Deposit (“NCDs”).
(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted		11	1.61	(0.18)	1.79
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.48	(0.03)	0.51
Loan and Deposit Rate Margin	(11)-(6)	13	1.41	(0.03)	1.44